Exhibit (a)(x)

Dear Shareholder,

You recently received a mailing from us regarding a Tender Offer. Documents in that mailing included both customized mailing instructions applicable to you and a self-addressed stamped envelope. Please do not use the self-addressed stamped envelope. If you choose to tender your shares, your properly completed Letter of Transmittal must be first sent to your Custodian for their signature and should not be sent directly to us. The self-addressed stamped envelope cannot be used to send documents to your Custodian. If you have already sent in a Letter of Transmittal without obtaining your Custodian’s signature, it will be rejected and a new Letter of Transmittal must be submitted. You can obtain a new Letter of Transmittal at www.dividendcapitaldiversified.com. If you have further questions, please contact us at 888-310-9352.

Sincerely,

Dividend Capital Diversified Property Fund Inc.